Exhibit 99.81

VIA ELECTRONIC TRANSMISSION

March 23, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	MAVERIX METALS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA57776F1080

	CUSIP:	57776F108

2	Date Fixed for the Meeting:	May 29, 2018

3	Record Date for Notice:	April 20, 2018

4	Record Date for Voting:	April 20, 2018

5	Beneficial Ownership Determination Date:	April 20, 2018

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,
TSX Trust Company

“ Eric Augustin ”
Relationship Manager
Eric.Augustin@tmx.com
301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com